UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38449

Broadcom Inc.

(Exact name of registrant as specified in its charter)

1320 Ridder Park Drive,

San Jose, California 95131

(408) 433-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Please refer to Schedule I

(Title of each class of securities covered by this Form)

Please refer to Schedule II

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Number of holders of record as of the certification or notice date for the January 2020 Notes: 0

Number of holders of record as of the certification or notice date for the January 2021 Notes: 0

Approximate number of holders of record as of the certification or notice date for the January 2022 Notes: 55

Approximate number of holders of record as of the certification or notice date for the January 2023 Notes: 46

Approximate number of holders of record as of the certification or notice date for the January 2024 Notes: 79

Approximate number of holders of record as of the certification or notice date for the January 2025 Notes: 61

Approximate number of holders of record as of the certification or notice date for the January 2027 Notes: 97

Approximate number of holders of record as of the certification or notice date for the January 2028 Notes: 58

Number of holders of record as of the certification or notice date for the Released Guarantees: 0

Explanatory Note

On December 22, 2017, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-4 (Commission file No. 333-222246) related to the issuance of (i) 2.375% Senior Notes due 2020 (the “January 2020 Notes”), 3.000% Senior Notes due 2022 (the “January 2022 Notes”), 3.625% Senior Notes due 2024 (the “January 2024 Notes”) and 3.875% Senior Notes due 2027 (the “January 2027 Notes” and, together with the January 2020 Notes, January 2022 Notes and January 2024 Notes, the “January 2017 Notes”) and Guarantees of 2.375% Senior Notes due 2020 (the “January 2020 Guarantees”), Guarantees of 3.000% Senior Notes due 2022 (the “January 2022 Guarantees”), Guarantees of 3.625% Senior Notes due 2024 (the “January 2024 Guarantees”) and Guarantees of 3.875% Senior Notes due 2027 (the “January 2027 Guarantees” and, together with the January 2020 Guarantees, January 2022 Guarantees and January 2024 Guarantees, the “January 2017 Guarantees”) and (ii) 2.200% Senior Notes due 2021 (the “January 2021 Notes”), 2.650% Senior Notes due 2023 (the “January 2023 Notes”), 3.125% Senior Notes due 2025 (the “January 2025 Notes”) and 3.500% Senior Notes due 2028 (the “January 2028 Notes” and, together with the January 2021 Notes, January 2023 Notes and January 2025 Notes, the “October 2017 Notes” and, together with the January 2017 Notes, the “Notes”) and Guarantees of 2.200% Senior Notes due 2021 (the “January 2021 Guarantees”), Guarantees of 2.650% Senior Notes due 2023 (the “January 2023 Guarantees”), Guarantees of 3.125% Senior Notes due 2025 (the “January 2025 Guarantees”) and Guarantees of 3.500% Senior Notes due 2028 (the “January 2028 Guarantees” and, together with the January 2021 Guarantees, January 2023 Guarantees and January 2025 Guarantees, the “October 2017 Guarantees”) in exchange for notes and related guarantees originally issued under Rule 144A on January 19, 2017 and October 17, 2017, respectively. The January 2017 Notes and January 2017 Guarantees were issued pursuant to the indenture, dated as of January 19, 2017, among Broadcom Corporation and Broadcom Cayman Finance Limited, as co-issuers, Broadcom Limited and Broadcom Cayman L.P., as guarantors, and Wilmington Trust, National Association (the “Trustee”), as trustee. The October 2017 Notes and October 2017 Guarantees were issued pursuant to the indenture, dated as of October 17, 2017, among Broadcom Corporation and Broadcom Cayman Finance Limited, as co-issuers, Broadcom Limited and Broadcom Cayman L.P., as guarantors, and the Trustee, as trustee. On May 15, 2019, Broadcom Cayman Finance Limited was merged into Broadcom Technologies Inc., with Broadcom Technologies Inc. remaining as the surviving entity. In connection with that merger, Broadcom Technologies Inc. remained a guarantor and became a co-issuer of the Notes.

As of the beginning of the current fiscal year of Broadcom Inc. (the “Company”), and as of the date hereof, there were less than 300 holders for each of series of the Notes.

On June 26, 2020, the SEC declared effective the Registration Statement on Form S-4 (Commission file No. 333-239489) related to the issuance of (i) 3.125% Senior Notes due 2021, 3.125% Senior Notes due 2022, 3.625% Senior Notes due 2024, 4.250% Senior Notes due 2026 and 4.750% Senior Notes due 2029 (collectively, the “April 2019 Notes”) and the guarantees of the April 2019 Notes (the “April 2019 Guarantees”), (ii) 4.700% Senior Notes due 2025 and 5.000% Senior Notes due 2030 (collectively, the “April 2020 Notes”) and the guarantees of the April 2020 Notes (the “April 2020 Guarantees”), (iii) 2.250% Senior Notes due 2023, 3.150% Senior Notes due 2025, 4.150% Senior Notes due 2030 and 4.300% Senior Notes due 2032 (collectively, the “May 2020 Notes”) and the guarantees of the May 2020 Notes (the “May 2020 Guarantees”) and (iv) 3.459% Senior Notes due 2026 and 4.110% Senior Notes due 2028 (collectively, the “June 2020 Notes”) and the guarantees of the June 2020 Notes (the “June 2020 Guarantees”) in exchange for notes and related guarantees originally issued under Rule 144A on April 5, 2019, April 9, 2020, May 8, 2020 and May 21, 2020, respectively.

The April 2019 Notes and April 2019 Guarantees were issued pursuant to the indenture, dated as of April 5, 2019, among the Company, as issuer, Broadcom Technologies Inc. and Broadcom Corporation, as guarantors, and the Trustee, as trustee. The April 2020 Notes and April 2020 Guarantees were issued pursuant to the indenture, dated as of April 9, 2020, among the Company, as issuer, Broadcom Technologies Inc. and Broadcom Corporation, as guarantors, and the Trustee, as trustee. The May 2020 Notes and May 2020 Guarantees were issued pursuant to the indenture, dated as of May 8, 2020, among the Company, as issuer, Broadcom Technologies Inc. and Broadcom Corporation, as guarantors, and the Trustee, as trustee. The June 2020 Notes and June 2020 Guarantees were issued pursuant to the indenture, dated as of May 21, 2020, among the Company, as issuer, Broadcom Technologies Inc. and Broadcom Corporation, as guarantors, and the Trustee, as trustee.

On January 15, 2020, the January 2020 Notes were paid at stated maturity and therefore had no holders as of the beginning of the Company’s current fiscal year or as of the date hereof.

On January 15, 2021, the January 2021 Notes were paid at stated maturity and therefore had no holders as of the beginning of the Company’s current fiscal year or as of the date hereof.

On March 31, 2021, the remaining April 2019 Guarantees, the April 2020 Guarantees, the May 2020 Guarantees and the June 2020 Guarantees (the “Released Guarantees”) were unconditionally and automatically released pursuant to the terms of the applicable indenture governing each of the related series of notes and therefore had no holders as of the beginning of the Company’s current fiscal year or as of the date hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934 Broadcom Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 3, 2022	By:	/s/ Kirsten M. Spears
		Name:	Kirsten M. Spears
		Title:	Chief Financial Officer

Schedule I

(Title of each class of securities covered by this Form)

2.375% Senior Notes due 2020

Guarantees of 2.375% Senior Notes due 2020

2.200% Senior Notes due 2021

Guarantees of 2.200% Senior Notes due 2021

3.000% Senior Notes due 2022

Guarantees of 3.000% Senior Notes due 2022

2.650% Senior Notes due 2023

Guarantees of 2.650% Senior Notes due 2023

3.625% Senior Notes due 2024

Guarantees of 3.625% Senior Notes due 2024

3.125% Senior Notes due 2025

Guarantees of 3.125% Senior Notes due 2025

3.875% Senior Notes due 2027

Guarantees of 3.875% Senior Notes due 2027

3.500% Senior Notes due 2028

Guarantees of 3.500% Senior Notes due 2028

3.125% Senior Notes due 2021

Guarantees of 3.125% Senior Notes due 2021

3.125% Senior Notes due 2022

Guarantees of 3.125% Senior Notes due 2022

Guarantees of 3.625% Senior Notes due 2024

Guarantees of 4.250% Senior Notes due 2026

Guarantees of 4.750% Senior Notes due 2029

Guarantees of 4.700% Senior Notes due 2025

Guarantees of 5.000% Senior Notes due 2030

Guarantees of 2.250% Senior Notes due 2023

Guarantees of 3.150% Senior Notes due 2025

Guarantees of 4.150% Senior Notes due 2030

Guarantees of 4.300 % Senior Notes due 2032

Guarantees of 3.459% Senior Notes due 2026

Guarantees of 4.110% Senior Notes due 2028

Schedule II

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	AVGO	The NASDAQ Global Select Market
8.00% Mandatory Convertible Preferred Stock, Series A, $0.001 par value	AVGOP	The NASDAQ Global Select Market

3.625% Senior Notes due 2024

4.250% Senior Notes due 2026

4.750% Senior Notes due 2029

4.700% Senior Notes due 2025

5.000% Senior Notes due 2030

2.250% Senior Notes due 2023

3.150% Senior Notes due 2025

4.150% Senior Notes due 2030

4.300% Senior Notes due 2032

3.459% Senior Notes due 2026

4.110% Senior Notes due 2028

	N/A	N/A